WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is dated August 4, 2022, and provides an analysis of the Company's results of operations for the three and six months ended June 30, 2022.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance.  The information should be read in conjunction with Western's condensed interim consolidated financial statements for the three and six months ended June 30, 2022, and Western's audited consolidated financial statements for the year ended December 31, 2021, and the notes thereto prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").  The Company's accounting policies are described in note 3 to the audited consolidated financial statements for the year ended December 31, 2021.  All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange ("TSX") and the NYSE American under the symbol WRN. Additional information relating to the Company, including the Company's Annual Information Form for the year ended December 31, 2021, ("AIF"), is filed with Canadian regulators on SEDAR at www.sedar.com.  This information, along with Western's annual report on Form 40-F, filed with the United States Securities and Exchange Commission (the "SEC"), is also available at edgar.sec.gov/edgar.shtml.

The operations of the Company are speculative due to the high-risk nature of the mining industry.  Western faces risks that are generally applicable to its industry and others that are specific to its operations.  Certain key risks affecting the Company's current and future operations are discussed in its AIF and Form 40-F.  This list is not exhaustive.  Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company's operations.  Such risk factors could materially affect the value of the Company's assets and future operating results, and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis.  Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp. ("Casino Mining"), are focused on advancing the Casino project ("Casino", “Project” or "Casino Project") towards production.  The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE DEVELOPMENT

Strategic Investment by Rio Tinto Canada

On May 31, 2021, Rio Tinto Canada Inc. ("Rio Tinto") purchased 11,808,490 common shares of the Company at a price of $2.17 per common for gross proceeds of $25,624,423.  The strategic investment results in Rio Tinto owning approximately 8% of the Company.

In connection with the strategic investment by Rio Tinto, the Company and Rio Tinto entered into an investor rights agreement, whereby, Rio Tinto will have certain rights, including the right to appoint:

1

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)
  one member to a Casino Project Technical Committee until the earlier of: (a) Rio's ownership falling below 5.0%; and (b) November 28, 2022.
  one non-voting observer to attend all meetings of the board of directors of the Company until the earlier of (a) Rio's ownership falling below 5.0%; and (b) November 28, 2022.
  one director of the Company, if Rio Tinto's ownership increases to at least 12.5% before November 28, 2022.
  up to three secondees to the Casino Project  until the earlier of: (a) Rio's ownership falling below 5.0%; and (b) November 28, 2022.
  Rio also maintains the one-time right to extend the above noted dates until November 28, 2023.

Rio Tinto will have a right to:

  Participate in future equity issuances to maintain its ownership in Western Copper until the earlier of: (a) Rio's ownership falling below 5.0%; and (b) May 28, 2023.
  A one-time "demand registration right" until the earlier of: (a) Rio's ownership falling below 8.0%; and (b) May 28, 2023.
  "Piggy-back registration rights" until the earlier of: (a) Rio's ownership falling below 8.0%; and (b) May 28, 2023.
  Rio also maintains the one-time right to extend the above dates until May 28, 2024.

Financing

On July 29, 2021, the Company completed a brokered private placement of flow-through common shares (the "FT Shares").  The Company issued a total of 2,670,000 FT Shares at a price of $3.00 per FT Share for aggregate gross proceeds of $8,010,000.  In connection with the private placement, the agents were paid a cash fee equal to 6% of the aggregate gross proceeds from the sale of the FT Shares.

Management Changes

On January 13, 2022, the Company announced the appointment of Ken Engquist as Chief Operating Officer, effective January 15, 2022.

On September 27, 2021, the Company announced the appointment of Shena Shaw as Vice President, Environmental and Community Affairs, effective October 1, 2021.

On June 30, 2021, Dale Corman, Executive Chairman of the Company's Board of Directors, retired.  The Board appointed Ken Williamson to act as Interim Chairman.  Mr. Williamson has been a director of Western since 2019.

CASINO PROJECT UPDATE

Feasibility Study

On June 28, 2022, the Company released the results of its Feasibility Study (the "Study") on its wholly-owned Casino copper-gold-molybdenum deposit.  The Study considered the Project being constructed as an open pit mine, with a concentrator processing 120,000 tonnes per day (t/d) to recover copper, gold, molybdenum and silver, as well as a 25,000 t/d oxide heap leach facility to recover gold, silver and copper.

The Study supersedes all previous studies and incorporates an updated mineral resource and mineral reserve with an effective date of April 29, 2022.  The Study examines the development of the Casino Project, which comprises the processing of 1.43 billion tonnes of Mineral Reserve for both the mill and heap leach, with deposition of mill tailings and mine waste in the Tailings Management Facility ("TMF") consistent with the design concepts considered during the Best Available Tailings Technology ("BATT") Study as a base case development.

2

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

Unless otherwise indicated, all references to "$" are to Canadian dollars and references to "US$" are to United States dollars.

HIGHLIGHTS

Base Case*
Payback period, years	3.3

NPV pre-tax (8% discount)	$3.47 billion
NPV after-tax (8% discount)	$2.33 billion

LOM pre-tax free cash flow	$13.71 billion
LOM after-tax free cash flow	$10.02 billion

IRR pre-tax (100 % equity)	21.2%
IRR after-tax (100% equity)	18.1%

Initial Capital Investment	$3.62 billion
Total Reserve	1.4 billion tonnes
Mill Reserve	1.2 billion tonnes
Heap leach Reserve	210 million tonnes

Mill operation	27 years
Heap leach operation	24 years
LOM strip ratio	0.43:1

Base Case metal prices: Cu: US$3.60/lb, Au: US$1,700/oz, Ag: US$22/oz, Mo: US$14/lb.

KEY CHANGES FROM PRELIMINARY ECONOMIC ASSESSMENT

The Study in general took the design from the 2021 Preliminary Economic Assessment ("PEA") and brought the engineering to a Feasibility Study level; however, there are some notable changes from the PEA.

Heap Leach Operation

Metallurgical results obtained in 2021 indicated that gold recovery from the heap leach could be increased from 70% as outlined in the PEA to 80% by crushing the ore going to the heap leach to a p80 of 16 mm.  This updated gold recovery and crush size have been incorporated in the Feasibility Study along with additional capital for the crushing circuit.

This change, along with minor changes in grades and tonnage reporting to the heap leach pad, resulted in 20% greater gold predicted to be recovered through the heap leach circuit.

3

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

Milling Operation

Minor changes to the grades in tonnage treated through the mill resulted in 4.4% greater metal production predicted to be recovered through the heap leach circuit as compared to the PEA.

Cost Escalation

Due to inflation over the past 12 months since the PEA was issued, there were cost increases to certain capital and operating cost inputs.  Items of particular note were diesel price, which saw a price increase of 40.3%, and steel, reflected by a price increase in grinding media of 33.2%.

FINANCIAL RESULTS

The Study indicates that the potential economic returns from the Project justify its further development and securing of the required permits and licenses for operation.

The financial results of the Study were developed under commodity prices that were based on analyst projections of long-term metal prices and a CAN$:US$ exchange rate of 0.80 ("Base Case" prices).

The following table summarizes the financial results:

Base Case
Copper (US$/lb)	3.60
Gold (US$/oz)	1,700
Molybdenum (US$/lb)	14.00
Silver (US$/oz)	22.00
Exchange Rate (C$:US$)	0.80

NPV pre-tax (5% discount, $millions)	5,768
NPV pre-tax (8% discount, $millions)	3,473
IRR pre-tax (100% equity)	21.2

NPV after-tax (5% discount, $millions)	4,059
NPV after-tax (8% discount, $millions)	2,334
IRR after-tax (100% equity)	18.1

LOM pre-tax free cash flow ($millions)	13,713
LOM after-tax free cash flow ($millions)	10,019

Payback period (years)	3.3
Net Smelter Return ($/t milled)	29.08

Copper Cash Cost (net of by-product credits) ($/lb)	(1.00)
Copper Cash Cost (co-product basis) ($/lb)	1.92
Gold Cash Cost (co-product basis) ($/oz)	908.53

4

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

The financial results of the Study are significantly influenced by copper and gold prices, as is shown in the tables below:

Copper Price (US$/lb)*	$3.00	$3.50	$3.60	$4.00	$4.50	$5.00
NPV pre-tax (8%) ($M)	2,547	3,318	3,473	4,090	4,862	5,634
NPV after-tax (8%) ($M)	1,655	2,221	2,334	2,786	3,351	3,917
IRR pre-tax	18.2%	20.7%	21.2%	23.0%	25.3%	27.4%
IRR after-tax	15.5%	17.7%	18.1%	19.7%	21.6%	23.5%
Payback (years)	3.8	3.4	3.3	3.0	2.8	2.6

Gold Price (US$/oz)*	$1,300	$1,500	$1,700	$1,850	$2,050	$2,200
NPV pre-tax (8%) ($M)	2,412	2,943	3,473	3,871	4,402	4,800
NPV after-tax (8%) ($M)	1,551	1,944	2,334	2,627	3,017	3,310
IRR pre-tax	17.5%	19.4%	21.2%	22.5%	24.2%	25.5%
IRR after-tax	14.9%	16.5%	18.1%	19.2%	20.7%	21.8%
Payback (years)	4.0	3.6	3.3	3.1	2.9	2.8

*All other metal prices except those noted are the same as the Base Case.

Higher grade material is fed to the concentrator during the first four years of the concentrator operation. This factor, combined with the concurrent heap leach facility operation, results in higher yearly cash flows and other metrics during this period and contributes significantly to the Project's financial performance.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions)	1,033	662
Average Annual After-tax Cash Flow ($millions)	951	517
Average Net Smelter Return (NSR) ($/t ore milled)	43.15	29.08
% of Revenue - Copper	48.5	46.8
% of Revenue - Gold	38.8	36.0
% of Revenue - Silver	2.1	2.4
% of Revenue - Molybdenum	10.6	14.8

CAPITAL COSTS

Total initial capital investment in the Project is estimated to be $3.62 billion, which represents the total direct and indirect cost for the complete development of the Project, including associated infrastructure and power plant.  The following table shows how the initial capital is distributed between the various components.

Cost Item	Total ($M)
Process Plant and Infrastructure
Project Directs including freight	2,116
Project Indirects	431
Contingency	369
Subtotal	2,916
Mining
Mine Equipment	433
Mine Preproduction	228
Subtotal	661
Owner's Costs	41
Total Initial Capital Costs	3,618
Sustaining Capital	751
Total Life of Mine Capital Costs	4,369

5

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

OPERATING COSTS

Operating costs for the milling operation were calculated per tonne of material processed through the mill over the life of mine:

LOM
($/tonne)
Milling	$6.42
General & Administrative	$0.46
Total	$6.88

Heap leach operating costs were calculated per tonne of material processed through the heap leach over the life of the heap leach.

LOM
($/tonne)
Heap Leach Operation	$1.93
ADR/SART	$4.80
Total	$6.73

Mining costs were calculated to average $2.30 per tonne of material moved and $3.65 per tonne of mineralized material.

($/tonne)
Cost per tonne material (material moved)	$2.30
Cost per tonne mill feed (mill + heap leach material)	$3.65
Cost per tonne mill feed	$4.28

The combined mining and milling costs are $11.16 per tonne material milled for the life of mine, which compares favorably to the life-of-mine net smelter return of $29.08 per tonne at Base Case metal prices.

6

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

DEVELOPMENT PLAN

The Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, and heap leach operation. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates.  Key metrics of the processing plant are shown below:

	Years 1-4	Life of Mine
Strip ratio	0.26	0.43
Nominal Throughput
Mill (t/d)	120,000	120,000
Heap (t/d)	25,000	25,000
Average Annual Metal Production
Copper (Mlbs)	241	163
Gold (kozs)	333	211
Silver (kozs)	1,596	1,277
Molybdenum (Mlbs)	15.5	15.1

Average Annual Mill Feed Grade
Copper (%)	0.300	0.189
Gold (g/t)	0.352	0.217
Silver (g/t)	2.054	1.659
Molybdenum (%)	0.025	0.021
Average Annual Heap Leach Grade*
Gold (g/t)	0.366	0.265
Silver (g/t)	2.356	1.95
Copper (%t)	0.042	0.036
Recovery (Mill)
Copper (%)	83.9	86.5
Gold (%)	67.7	67.1
Silver (%)	55.6	53.1
Molybdenum (%)	64.1	71.2
Recovery (Heap)
Gold (%)	80.0	80.0
Copper (%)	18.0	18.0
Silver (%)	26.0	26.0
Annual Concentrate Production
Cu (dry kt)	390	264
Mo (dry kt)	13	12
Average Concentrate Grade
Copper Concentrate
Cu (%)	28.0	28.0
Au (g/t)	26.5	24.9
Ag (g/t)	127.2	150.7
Molybdenum Concentrate
Mo (%)	56.0	56.0

*Heap leach first four years grades taken from the start of the heap leach.

7

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

MINERAL RESERVES

The Mineral Reserve estimate is based on an updated open pit mine plan and mine production schedule using commodity prices of US$3.25 per pound copper, US$1,550 per ounce gold, US$12.00 per pound molybdenum and US$22.00 per ounce silver.

All of the mineralization comprised in the Mineral Reserve estimate with respect to the Casino Project is contained on mineral titles controlled by Western Copper and Gold.  The following table presents the Mineral Reserve that is the basis for this Study.

Mill Ore Reserve:	Tonnes (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Mo (%)	Ag (g/t)	CuEq (%)	Cu (Mlbs)	Au (Moz)	Mo (Mlbs)	Ag (Moz)
Proven Mineral Reserve	140.1	38.50	0.31	0.39	0.024	2.1	0.67	944	1.8	74.9	9.4
Probable Mineral Reserve	1,076.9	23.68	0.17	0.19	0.021	1.6	0.36	4,135	6.7	497.1	55.5
Proven/Probable Reserve	1,217.1	25.38	0.19	0.22	0.021	1.7	0.40	5,079	8.5	571.9	64.9

Heap Leach Reserve:	Tonnes (Mt)	NSR ($/t)	Au (g/t)	Cu (%)	Mo (%)	Ag (g/t)	AuEq (g/t)	Au (Moz)	Cu (Mlbs)	Mo (Mlbs)	Ag (Moz)
Proven Mineral Reserve	42.9	22.52	0.45	0.055	N/A	2.7	0.47	0.62	51.8	N/A	3.7
Probable Mineral Reserve	166.8	11.14	0.22	0.031	N/A	1.8	0.23	1.17	113.5	N/A	9.4
Proven/Probable Reserve	209.6	13.47	0.26	0.036	N/A	1.9	0.28	1.78	165.3	N/A	13.1

Notes:

1. The Mineral Reserve estimate has an effective date of June 13, 2022 and was prepared using the CIM Definition Standards (10 May 2014).

2. Columns may not sum exactly due to rounding.

3. Mineral Reserves are based on commodity prices of US$3.25/lb Cu, US$1550/oz Au, US$12.00/lb Mo, and US$22.00/oz Ag.

4. Mineral Reserves amenable to milling are based on NSR cutoffs that vary by time period to balance mine and plant production capacities.  They range from a low of $6.11/t to a high of $25.00/t.

5. NSR value for supergene (SOX and SUS) mill material is NSR (C$/t) = $73.63 x recoverable copper (%) + $40.41 x gold (g/t) + $142.11 x moly (%) + 0.464 x silver (g/t), based on recoveries of 69% gold, 52.3% molybdenum and 60% silver.  Recoverable copper = 0.94 x (total copper - soluble copper).

6. NSR value for hypogene (HYP) mill material is NSR (C$/t) = $67.88 x copper (%) + $38.66 x gold (g/t) + $213.78 x moly (%) + $0.386 x silver (g/t), based on recoveries of 92.2% copper, 66% gold, 78.6% molybdenum and 50% silver.

7. Mineral Reserves amenable to heap leaching are based on an NSR cutoff of $6.61/t.

8. NSR value for leach material is NSR (C$/t) = $14.05 x copper (%) + $47.44 x gold (g/t) + $0.210 x silver (g/t), based on recoveries of 18% copper, 80% gold and 26% silver.

9. AuEq and CuEq values are based on prices of US$ 3.25/lb Cu, US$ 1550/oz Au, US$ 12.00/lb Mo, and US$ 22.00/oz Ag, and account for all metal recoveries and smelting/refining charges.

10. The NSR calculations also account for smelter/refinery treatment charges and payables.

2021 Exploration and Drilling Program

On March 24, 2022, the Company announced assay results from its 2021 diamond drilling program.  The program, developed with input from Rio Tinto, comprised a total of 6,074.97 metres in 22 holes.

Drilling in the deposit core area confirmed its importance to the overall resource at Casino as shown by long intercepts of grades higher than the average resource grades in the Leached Cap ("CAP"), Supergene ("SUP"), and Hypogene ("HYP") zones.  Hole DDH21-13 returned a 300.23 m (length of hole) interval grading 0.70% CuEq1, including a 21.00 m sub-interval grading 1.50% CuEq1 within the HYP zone.  Hole DDH21-20 returned a 248.41 m (length of hole) interval grading 0.58% CuEq1, including a 21.00 m sub-interval grading 1.10% CuEq1 in the SUP zone.

Drilling northeast of the deposit core returned values at or exceeding resource-grade levels.  Hole DDH21-17 returned a 300.23 m (length of hole) interval grading 0.57% CuEq1, including a 15.00 m sub-interval grading 1.09% CuEq1 in SUP mineralization.

8

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

Review of lithological and mineralogical settings for holes DDH21-07, 21-08 and 21-09 indicate these holes were collared along or proximal to the NW - SE trending Casino Fault.  A high-grade intercept grading 2.53% CuEq1 across 65.80 m in DDH21-09 (see News Release dated November 29, 2022) is hosted by brecciated rock that consistently hosts higher-grade mineralization in the Casino Deposit.  Although grades from most exploration holes drilled outside of the current deposit area were lower than average resource grades, hole DDH21-14, collared east of the deposit, returned a 54.35 m interval grading 0.78% CuEq1, with the majority of contained value derived from anomalous gold and silver content.  (Refer to News Release dated March 24, 2022, for more information).

1CuEq Metal Prices: US$2.75/lb copper, US$1,500/oz gold, US$11/lb molybdenum, US$18/oz silver with no adjustment for metallurgical recovery.

Permitting

On December 16, 2021, the Company submitted to the Yukon Environmental and Socio-economic Assessment Board ("YESAB") Executive Committee an updated schedule for submission of an Environmental and Socio-economic Effects Statement ("ESE Statement") on its Casino Project.  In the schedule, the Company indicates it expects to submit the ESE Statement in the latter part of 2023.

The ESE Statement submission is an important next step in the Panel Review process.  Since 2016, when the Casino project was referred to Panel Review by the YESAB's Executive Committee, Casino has continued to advance the Project by engaging with potentially affected First Nations, completing a variety of Traditional Knowledge and environmental studies, conducting a number of drill campaigns, and finalizing a PEA on the Project.  On February 24, 2022, the Company announced leading Canadian environmental consultancy firm, Hemmera, will lead preparation of the ESE Statement for the Casino Project.

Infrastructure

In 2017, the Federal and Yukon Governments announced commitments to fund the upgrade for a portion of the existing access road to standards required for the Casino Project, as well as to fund a section of the additional 126 km of new access road to the Casino site.

The first project agreement on the Freegold Road was reached in April 2019 on the initial segment of the Freegold Road - the Carmacks Bypass.  On February 24, 2022, the Company announced the Yukon Government had commenced construction of the Carmacks Bypass Project, required for Casino's construction and operation, following award of the contract in November 2021.  The Carmacks Bypass will allow industrial vehicles to circumvent the Village of Carmacks; reducing heavy traffic and increasing community safety, while improving access to the Casino Project site located approximately 200 km from the community.

9

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation expenditures

Capitalized expenditures for the periods presented were as follows:

For the six months ended June 30	2022	2021
	$	$
Claims maintenance	26,038	25,597
Engineering	2,255,418	168,002
Exploration and camp support	2,143,910	4,693,598
Permitting	2,594,418	128,968
Salary and wages	490,397	263,057
Share-based payments	479,930	93,766

TOTAL	7,990,111	5,372,988

During the six months ended June 30, 2022, the Company's activity focused on working toward the completion of its feasibility study.  Concurrently the Company began initial permitting and environmental activities associated with its planned submission of the ESE Statement.

During the six months ended June 30, 2021, the Company was focused on the completion of its PEA, the results of which were announced in June 2021.

Royalty payments

The Casino Property is subject to the following royalty:

• 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company's unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Jun-22	31-Mar-22	31-Dec-21	30-Sep-21
	$	$	$	$
Loss and comprehensive loss	1,276,212	1,617,087	525,833	909,863
Loss per share - basic and diluted	$0.01	0.01	0.00	0.01
Cash and short-term investments	38,634,795	43,259,683	46,761,849	51,790,157
Exploration and evaluation assets	74,338,172	68,862,927	66,348,061	63,222,969
Total assets	114,671,589	113,980,260	115,487,886	116,499,708

As at and for the quarter ended	30-Jun-21	31-Mar-21	31-Dec-20	30-Sep-20
	$	$	$	$
Loss and comprehensive loss	1,176,295	1,096,896	407,894	438,977
Loss per share - basic and diluted	0.01	0.01	0.00	0.00
Cash and short-term investments	49,710,381	26,989,662	28,647,190	2,946,363
Exploration and evaluation assets	56,785,349	54,467,749	53,748,013	53,222,045
Total assets	108,157,055	82,667,429	83,810,068	56,945,795

10

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented above.  Quarterly fluctuations in loss and comprehensive loss figures have mainly been driven by gains and losses related to marketable securities, flow-through premium recovery and variances in stock-based compensation expense.

During the three months ended June 30, 2022, share-based payments totaled $380,869 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSUs.  The Company also recognized an unrealized loss of $462,600 on marketable securities which was partially offset by a gain on flow-through premium recovery.

During the three months ended March 31, 2022, share-based payments totaled $569,736 due to timing, valuation, and recognition differences relating to the underlying stock option grants as well the recognition and amortization related to RSU's and DSUs.  The Company also recognized higher costs associated with wages and benefits as it increased its head count and provided raises to certain employees.

During the three months ended June 30, 2021, the Company incurred higher filing and legal fees associated with its stock option plan renewal and restricted share unit and deferred share unit plans.  Wages and benefits also increased as the Company recognized an expense for a $300,000 payment related to the retirement of the Company's former Executive Chairman.

The Company completed a significant financing during the three months ended December 31, 2020, and completing subsequent financings during the three months ended June 30, 2021 and September 30, 2021, which resulted in an overall increase in activity during all quarters of 2021 as the Company executed on its exploration and development strategy.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized.  As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

During the three months ended June 30, 2022, exploration and evaluation assets increased as the Company incurred $2,022,528 in expenditures related to its drilling and exploration program.  The Company also incurred on-going expenditures associated with on-going work on its ESE statement and Feasibility Study which totaled $1,681,215 and $1,249,707, respectively.

During the three months ended December 31, 2021, and the three months ended September 30, 2021, exploration and evaluation assets increased as the Company completed field work related to its 2021 exploration and drilling program as well as incurred engineering expenditures related to work on its Feasibility Study.

Cash, cash equivalents, and short-term investments

Cash is used to fund ongoing operations.  Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments are expected to decrease from one period to the next.

During the three months ended September 30, 2021, the Company completed a brokered private placement of flow through common shares for aggregate proceeds of $8.0M.

11

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended June 30, 2021, the Company received $25.6M as part of a strategic investment from Rio Tinto Canada.

During the three months ended December 31, 2020, the Company raised $28.7M through an equity offering which resulted in a significant increase to cash and cash equivalents.

RESULTS OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Depreciation	38,723	25,815	77,446	25,815
Filing and regulatory fees	49,946	79,067	256,891	251,983
Office and administration	130,634	(43,428)	294,110	234,662
Professional fees	97,509	133,342	152,988	183,591
Share-based payments	380,869	209,654	950,605	406,417
Shareholder communication and travel	249,191	181,395	413,373	361,042
Wages and benefits	385,697	634,950	878,287	854,232

CORPORATE EXPENSES	1,332,569	1,220,795	3,023,700	2,317,742

Foreign exchange loss (gain)	5,056	(2,439)	2,609	(4,442)
Interest income	(117,688)	(46,161)	(183,797)	(84,501)
Flow-through premium recovery	(399,323)	-	(507,331)	(1,408)
Unrealized loss on marketable securities	462,600	4,100	565,120	45,800

LOSS AND COMPREHENSIVE LOSS	1,283,214	1,176,295	2,900,301	2,273,191

THREE MONTHS ENDED JUNE 30, 2022

Western incurred a loss of $1,283,214 (0.01 per common share) for the three months ended June 30, 2022, compared to a loss of $1,176,295 ($0.01 per common share) over the same period in 2021.  The scale and nature of the Company's administrative activity have remained generally consistent throughout these periods, but a few items led to differences in the comparative figures, as follows:

Office and administration increased by $174,062 during the three months ended June 30, 2022, compared to the same period in 2021 due to an increase in corporate development activity.

Share-based payments increased by $171,215 during the three months ended June 30, 2022, compared to the same period in 2021 due to timing, valuation, and recognition differences relating to the underlying stock option grants, restricted share unit grants and deferred share unit grants.

Shareholder communication and travel increased by $67,796 during the three months ended June 30, 2022, compared to the same period in 2021 as the Company increased marketing activity around the release of its Feasibility Study.

Wages and benefits decreased by $249,253 during the three months ended June 30, 2022, compared to the same period in 2021.  During the three months ended June 30, 2021, the Company incurred a one time severance charge of $300,000 related to the retirement of its former Executive Chairman.

12

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

During the three months ended June 30, 2022, the Company recorded a flow-through premium recovery of $399,323 compared to a flow-through premium recovery of $nil during the three months ended June 30, 2021.

The Company recorded an unrealized loss on marketable securities of $462,600 during the three months ended June 30, 2022, compared to an unrealized loss of $4,100 during the same period in 2021 as a result of changes in the share price of the marketable securities held by Western at each period end date.

SIX MONTHS ENDED JUNE 30, 2022

Western incurred a loss of $2,900,301 ($0.02 per common share) for the six months ended June 30, 2022, compared to a loss of $2,273,191 ($0.02 per common share) over the same period in 2021. The fluctuations in the Company's corporate costs during the six months ended June 30, 2022 relate to variances in office and administration, share-based payments, shareholder communication and travel, flow-through premium recovery and unrealized gains and losses on marketable securities. The reasons for these fluctuations are explained in the section above that discusses changes for the three months ended June 30, 2022.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30,	2022	2021
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,782,936)	(2,018,736)
Financing activities	51,707	25,291,094
Investing activities	(14,399,002)	(23,232,632)

CHANGE IN CASH AND EQUIVALENTS	(16,130,231)	39,726

Cash and cash equivalents - beginning	30,688,210	28,647,190

CASH AND CASH EQUIVALENTS	14,557,979	28,686,916

Cash and cash equivalents totaled $14.6 million as at June 30, 2022 (December 31, 2021 - $30.7 million).  Cash and short-term investments totaled $38.6 million as at June 30, 2022 (December 31, 2021 - $46.8 million).  Western's net working capital as at June 30, 2022 totaled $35.9 million (December 31, 2021 - $45.6 million).

Western is an exploration stage company.  As at the date of this report, the Company has not earned any production revenue.  It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.  Although the Company expects that the current working capital balance will be sufficient to fund anticipated operating activities in the next twelve months, it will require significant additional funding to complete the development and construction of the Casino mine.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company's ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

13

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the six months ended June 30, 2022, the Company received $133,165 from the exercise of stock options.  During the six months ended June 30, 2021, the Company received $532,500 from the exercise of stock options.

Investing activities

Investing activities include both mineral property expenditures, and purchases and redemptions of short-term investments.  Investments with an original maturity of greater than three months are considered short-term investments for accounting purposes.  Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the six months ended June 30, 2022, the Company purchased $8.0 million in short term investments and spent $6.4 million on exploration and evaluation assets.  During the six months ended June 30, 2021, the Company purchased $21.0 million in short term investments and spent $2.2 million on exploration and evaluation expenditures.  A summary of activities relating to the Casino Project is available under the Casino Project Update section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company has 151,517,791 common shares outstanding. The Company also has 8,124,334 stock options outstanding with exercise prices ranging from $0.75 to $2.22 and 1,500,000 warrants with an exercise price of $0.85.  In addition, there are 598,823 restricted share units and 305,400 deferred share units to be settled by way of common shares issued from treasury.

CONTRACTUAL OBLIGATIONS

The Company is committed to incurring on or before December 31, 2022, qualifying Canadian exploration expenses ("Qualifying CEE") in the amount of $8,010,000 with respect to the flow-through share financing completed on July 29, 2021.

As at June 30, 2022, the Company had incurred approximately $6,789,706 of Qualifying CEE and had a remaining commitment to incur Qualifying CEE of $1,220,294.

The Company leases office space in Vancouver, British Columbia and Whitehorse, Yukon.  The future minimum lease payments by calendar year are approximately as follows:

Year	$
2022	111,670
2023	245,673
2024	180,415
2025	20,400

TOTAL	558,158
14

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

The Company has no off-balance sheet arrangements and no long-term obligations other than those described throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

KEY MANAGEMENT COMPENSATION

The Company's related parties also include its directors and officers, who are the key management of the Company.  The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$	$	$	$
Salaries and director fees	481,166	522,772	997,739	735,466
Share-based payments	580,143	197,002	1,290,712	380,930

KEY MANAGEMENT COMPENSATION	1,061,309	719,774	2,288,451	1,116,396

Share-based payments represent the fair value of stock options, RSUs and DSUs previously granted to directors and officers that was recognized during the years presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.  Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company's exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values.  Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company's assets are reviewed for indication of impairment at each balance sheet date.  If indication of impairment exists, the assets' recoverable amount is estimated.  If the assets' carrying amount exceeds the recoverable amount, then an impairment loss is recognized in the statement of loss. The Company's review did not identify any indication of impairment.

Environmental site reclamation

As at June 30, 2022, the Company had not recognized an amount for environmental site reclamation, however, minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company.  The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time.  Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental reclamation provision.

15

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2021.  As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2021.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting ("ICFR") to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

In making this assessment, the Company's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework.

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2021.

Based on that assessment, management concluded that, as at December 31, 2021, the Company's internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports.  He is also responsible for preparing and reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western's development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in highly liquid investments which are available to discharge obligations when they come due.  The Company does not maintain a line of credit.

16

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or Canadian chartered banks.  The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western's maximum exposure to credit risk.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities.  The Company has no control over these fluctuations and does not hedge its investments.  Marketable securities are adjusted to fair value at each balance sheet date.

As at June 30, 2022, the carrying amounts of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.  The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

17

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis ("MD&A") and certain information incorporated by reference in this MD&A contain certain forward-looking statements concerning Western's strategy, projects, plans or future financial or operating performance.  All statements that are not statements of historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information may also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102.  The purpose of disclosing FOFI is to provide a general overview of management's expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", "targets", "plans", "goals" and similar expressions, or statements that events, conditions or results "will", "may", "could", "should" or "would" occur or be achieved. Such forward-looking statements are set forth, among other places, under the heading "Casino Project Update" and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs and capital costs in connection with the Casino Project); cash flow forecasts; exploration results at the Company's property; budgets; work programs; permitting or other timelines; the Company's engagement with local communities to manage the COVID-19 pandemic; estimated timing for construction of, and production from, any new projects; strategic plans, including without limitation Western's strategy and plans in respect of environmental and social governance issues; market price of precious and base metals; expectations regarding future price assumptions, financial performance and other outlook or guidance or other statements that are not statements of historical fact.

Forward-looking statements are necessarily based upon a number of estimates and assumptions, including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management's experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material assumptions used to develop the forward-looking statements herein include assumptions that (1) prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates will not change in a materially adverse manner, (2) requisite capital and financing will be available on acceptable terms, (3) equipment and personnel required for permitting, construction and operations will be available on a continual basis, (4) no unforeseen delays, unexpected geological or other effects, equipment failures, or permitting or other delays, and (5) general economic, market or business conditions will not change in a materially adverse manner and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other known or unknown factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; the speculative nature of mineral exploration and development; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; failure to comply with environmental and health and safety laws and regulations; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; uncertainty as to timely availability of permits and other approvals; non-renewal of key licenses by governmental authorities; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in the Company's credit ratings; the impact of inflation; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global COVID-19 pandemic; the possibility that future exploration results will not be consistent with the Company's expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; the Company's ability to successfully integrate acquisitions or complete divestitures; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies. Western also cautions that its 2020 guidance, projections, plans and strategy may be impacted by the unprecedented business and social disruption caused by the spread of COVID-19.

18

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Readers are cautioned that forward-looking statements are not guarantees of future performance.

19

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Three and six months ended June 30, 2022
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The definitions of these terms and other mining terms, such as "inferred mineral resource," differ from the definitions of such terms, if any, for purposes of the disclosure requirements of the United States Securities and Exchange Commission (the "SEC").

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company's mineral deposits may not be comparable to similar information made public by issuers subject to the SEC's reporting and disclosure requirements applicable to domestic United States issuers.

20